Mail Stop 3561

January 9, 2007

Mr. Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, California 91108

> **Re: China Healthcare Acquisition Corp.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 27, 2006**
> **File No. 333-135705**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Cover Page

1.   Please disclose the identity of the affiliate who may purchase shares in the private placement transaction. If such affiliate is not specifically known, then

identify such affiliate by type of entity and/or by relationship to the principal. We may have further comment.

Proposed Business, page 36

Sources of Target Businesses, page 38

2.   Please incorporate your response to comment six of our letter dated December 21, 2006 into the body of the prospectus.

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Elizabeth R. Hughes, Esq.
        Fax (703) 821-8949